UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13687

CEC ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

4441 W. Airport Freeway

Irving, Texas 75062

(972) 258-8507

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	The Preferred Share Purchase Rights (the “Rights”) expired on February 14, 2014 in accordance with the terms of the Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc. (the “Company”) and Computershare Trust Company, N.A., as rights agent. The Company initially filed a Form 8-A to register the Rights on January 23, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, CEC Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 17, 2014	By:	/s/ Jay Young
	Name:	Jay Young
	Title:	Senior Vice President and General Counsel